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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number: 811-07470.			Date examination completed: November 30, 2017
2. State identification Number:
AL 25681, 25685, 25689, 35407, 42611, 43581, 45351	AK 60069246, 60038241, 60038238, 60038244, 60057698, 60074114, 60071909	AZ 8465, 40607, 40470, 66633, 45014, 60272, 60274, 60273, 62170, 65338	AR 60000111, 60004611, 60008576, 60018755, 60025941, 60026871, 60028657	CA *	CO IC2000-18-580
CT 214195, 214191, 1032086, 1040956,1064394, 1066899, 1071582	DE 8681, 8680, 8684, 47516, 67530, 68331, 69925	DC 60012563, 60012558, 60012570, 60027597, 60043833, 60042569, 60042566, 60042567, 60047580, 60049012	FL *	GA SC-MF-040734	HI *
ID 48844, 48841, 48847, 60173, 68418, 67459, 70225	IL 60000033	IN 00-0346IC	IA I-26193, I-19076, I-29840, I-64026, I-79779, I-78167, I-78169, I-78168, I-82750, I-84191	KS 87S0001009, 83S0000725, 94S0000015, 2007S0000355, 2012S0000407, 2011S0001357, 2013S0000214	KY M34790,
LA 157636,	ME MFN200609, MFN207986, MFN208013, MFN10013078, MFN10032145, MFN10030137, MFN10030135, MFN10030136, MFN10035564, MFN10036900	MD SM19980021, SM19980019, SM19980018, SM20062312, SM20112283, SM20110745, SM20110747, SM20110746, SM20122166, SM20123445	MA 60003379, 60146516, 60146517, 60146518, 60003389, 60149555, 60137627, 60003382, 60147535, 60150308	MI 935635, 935637, 935642, 948659, 962897, 962898, 962899, 964562, 967676, 968920	MN R-42778.1
MS 60028988, 60028993, 60028989, 60042315, 60057831, 60056626, 60056624, 60056625, 60061330, 60062623	MO 2000-00609, Q-MT-1289, 1993-00673, R2011-2,113, R2011-850, R2012-1,850,	MT 28405, 9201, 28321, 58150, 77152, 71636, 71637, 71638, 84110, 85685	NE 22604, 11060, 25994, 66713, 81303, 81305, 81304, 82907, 86130, 87409	NV *	NH *

NJ MF-0645,	NM 6819, 14071, 14065, 23838, 39463, 37878, 37879, 37880, 42679, 43987	NY S 27 53 23, S 32 88 23, S 27 53 21, S 31 66 37, S 32 99 82, S 27 53 22, S 33 17 65	NC 14485	ND U560, U557, U563, AV916, BM729, BK690, BK692, BK691, BR344, BT683	OH 86467,
OK SE-2191382, SE-2191380, SE-2183899, SE-2183900, SE-2203842, SE-2203843, SE-2203844, SE-2205678, SE-2209844, SE-2211550	OR 2001-1464, 2001-1463, 2001-1468, 2006-1679, 2011-1635, 2011-690, 2012-1607	PA 2000-03-120MF	RI *	SC MF 14035, MF 11225, MF 11220, MF 16660, MF 19139, MF18887, MF 19637	SD 9889, 10195, 10597, 37884, 53281, 51538, 51540, 51539, 56390, 57724
TN RN2016-1773	TX C 39434, C 39435, C 42953, C 81352, C96338, C96340, C96339, C 97938, C 101267, C102636	UT 006-6364-13,	VT 1/16/98-23, 1/16/98-21, 1/16/98-25, 10/17/06-02, 3/25/11-04, 3/25/11-05, 3/25/11-06, 9/20/11-01, 8/13/12-12, 12/14/12-06	VA 118050	WA 60019806, 60019819, 60019803, 60043000, 60058957, 60057497, 60057498, 60057499, 60062049, 60063334
WV MF-24145, MF-24125, MF-24123, MF-56705, MF-73517, MF-71847, MF-71846, MF-71845, MF-76600, MF-77957	WI 341392-03, 341390-03, 619502-03, 341394-03, 508542-03, 608342-03, 608343-03, 608344-03, 647512-03, 658669-03	WY 21645	PUERTO RICO S-19806-0, S-29875-0, S-31750-0, S-41832-0, S-40832-0, S-40832-1, S-40833-0, S-40833-1, S-43678-0, S-41832-1
Other (specify): *Indicates Fund is registered in state but state does not issue identification numbers
3. Exact name of investment company as specified in registration statement: Carillon Series Trust

4. Address of principal executive office (number, street, city, state, zip code): 880 Carillon Parkway, St. Petersburg, FL 33716

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.	All items must be completed by the investment company.
2.
Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant
3.
Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission’s principal office in Washington, D.C., one copy with the regional office for the region in which the investment company’s principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

SEC 2198 (04-09)

SEC’s Collection of Information
An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid OMB control number. Filing of Form N-17f-2 is mandatory for an investment company that has custody of securities or similar investments. Rule 17f-2 under section 17(f) of the Investment Company Act of 1940 requires the investment company to retain an independent public accountant to verify the company’s securities and similar investments by actual examination three times during each fiscal year. The accountant must prepare a certificate stating that the examination has occurred and describing the examination, and must transmit the certificate to the Commission with Form N-17f-2 as a cover sheet. The Commission uses the Form to ensure that the certificate is properly attributed to the investment company. The Commission estimates that the burden of completing Form N-17f-2 is approximately 1.0 hours per filing. Any member of the public may direct to the Commission any comments concerning the accuracy of the burden estimate of this Form, and any suggestions for reducing this burden. This collection of information has been reviewed by the Office of Management and Budget in accordance with the clearance requirements of 44 U.S.C. ß 3507. Responses to this collection of information will not be kept confidential.

2

 Report of Independent Accountants

To the Board of Trustees of Carillon Series Trust:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that Carillon Series Trust (the "Trust"), comprising the Carillon Scout International Fund, Carillon Scout Mid Cap Fund, Carillon Scout Small Cap Fund, Scout Reams Low Duration Bond Fund, Scout Reams Core Bond Fund, Scout Reams Core Plus Bond Fund, and Scout Reams Unconstrained Bond Fund (formerly Scout International Fund, Scout Mid Cap Fund, Scout Small Cap Fund, Scout Low Duration Bond Fund, Scout Core Bond Fund, Scout Core Plus Bond Fund, and Scout Unconstrained Bond Fund) (each a "Fund" and collectively, the "Funds”) complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (“the Act”) as of November 30, 2017. The Trust’s management is responsible for its assertion and the Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Trust's compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the specified requirements is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Trust’s compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of November 30, 2017, and with respect to agreement of security purchases and sales, for the period from June 30, 2017 (the date of the last examination), through November 30, 2017:

-	Confirmation of all securities held by institutions in book entry form with US Bank, N.A. and UMB Bank, N.A.;

-	Reconciliation of all such securities to the books and records of each Fund with US Bank, N.A. and UMB Bank, N.A.;

-	Inspection of subsequent cash statements evidencing settlement, or the application of alternative procedures where securities purchased had not settled, for all open trades of the Funds; and

-	Agreement of 40 security purchases and 40 security sales or maturities since the last report from the books and records of the corresponding Fund to the related trade tickets.

We believe that our examination provides, and that the evidence we obtained is sufficient and appropriate to provide, a reasonable basis for our opinion. Our examination does not provide a legal determination on the Trust’s compliance with the specified requirements.

In our opinion, management's assertion that the Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2017 with respect to securities reflected in the investment account of the Trust is fairly stated, in all material respects.

PricewaterhouseCoopers LLP, 4040 West Boy Scout Blvd., Suite 1000, Tampa, FL 33607
T: (813) 229-0221, F: (813) 229 3646 www.pwc.com/us

This report is intended solely for the information and use of management and the Board of Trustees of the Carillon Series Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than the specified parties.

Tampa, Florida
January 10, 2018

880 Carillon Parkway St. Petersburg, Florida 33716 800.421.4184
Management Statement Regarding Compliance with Certain Provisions of the Investment
Company Act of 1940

On November 17, 2017, Carillon Tower Advisers, Inc. completed its purchase of Scout Investments, Inc. from UMB Financial Corporation (the “Transaction”).  In connection with the Transaction, certain series of Scout Funds was reorganized into a corresponding newly created series of the Carillon Series Trust after the close of business on November 17, 2017.

We, as members of management of Scout Funds, formerly comprised of the Scout International Fund, Scout Mid Cap Fund, Scout Small Cap Fund, Scout Low Duration Bond Fund, Scout Core Bond Fund, Scout Core Plus Bond Fund, and Scout Unconstrained Bond Fund (collectively, the “Funds”),  were responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940 through November 17, 2017.  We were also responsible for establishing and maintaining effective internal controls over compliance with those requirements.  We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 from June 30, 2017 through November 17, 2017.

We, as members of management of Carillon Series Trust, comprised of, among other series, the Carillon Scout International Fund, Carillon Scout Mid Cap Fund, Carillon Scout Small Cap Fund, Carillon Reams Low Duration Bond Fund, Carillon Reams Core Bond Fund, Carillon Reams Core Plus Bond Fund, and Carillon Reams Unconstrained Bond Fund (collectively, the “Carillon Scout Funds”), were responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940 from November 18, 2017 through November 30, 2017.  We were also responsible for establishing and maintaining effective internal controls over compliance with those requirements.  We have performed an evaluation of the Carillon Scout Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of November 30, 2017, and from November 18, 2017 through November 30, 2017.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 from June 30,2017 through November 17, 2017 and the Carillon Scout Funds were in compliance with the requirements of subsections (b) and (c ) of Rule 17f-2 of the Investment Company Act of 1940 as of November 30, 2017, and from November 18, 2017 through November 30, 2017 with respect to securities reflected in the investment accounts of the  Carillon Scout Funds.

Scout Funds

By:	/s/ Scott A. Betz
Scott A. Betz

Chief Compliance Officer and Treasurer, (June 30, 2017-November 17, 2017)
Title

1/10/18
Date

880 Carillon Parkway St. Petersburg, Florida 33716 800.421.4184

Carillon Series Trust

By:	/s/ Susan L. Walzer
Susan L. Walzer

Principal Executive Officer (November 18, 2017-November 30, 2017)

1/10/18